Correspondence

November 4, 2010

Lauren Nguyen
Attorney-Advisor
United States Securities and Exchange Commission
Washington, DC  20549

RE:	Full Throttle Indoor Kart Racing Inc. Registration Statement on Form S-1 Filed November 2, 2010 File No. 333-167799

Dear Ms. Nguyen:

This correspondence responds to the staff oral comments of November 3, 2010.  This letter is being transmitted via EDGAR on November 4, 2010 along with our amendment No.5 to the registration statement.

In response to the oral comments:

We have deleted the preliminary prospectus language, dated the prospectus for November 10, 2010 per our below request for acceleration and inserted April 9, 2011 as the end of our offering period.

We have deleted "emphasis is on the highest level of customer satisfaction and employee competency" from the biographical information of Will Summers.

We have replaced the word “guest” with “customer” throughout the document.

We have identified Richard Herrera as the Principal Executive Officer on the registration statement signature page.

Request for Acceleration

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Full Throttle Indoor Kart Racing, Inc. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time on Wednesday November 10, 2010.

The Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me as necessary at the address, telephone and fax numbers below.  Thank you for your assistance.

Sincerely,

/s/ Richard Herrera
Richard Herrera
President, CEO